KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel, IN 46032

March 22, 2023

VIA EDGAR
Aamira Chaudhry and Doug Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re: KAR Auction Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
Form 10-Q for Fiscal Period Ended September 30, 2022
Filed November 2, 2022
File No. 001-34568
Dear Ms. Chaudhry and Mr. Jones:

On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides a response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Scott A. Anderson, Chief Accounting Officer of the Company, dated February 24, 2023 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 23, 2022 (the “2021 Form 10-K”), and the quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Q3 2022 Form 10-Q”), filed with the Commission on November 2, 2022. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before the responses.

Division of Corporation Finance March 22, 2023 Page 2
Form 10-Q for Fiscal Period Ended September 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
1.Refer to your response to comment 8. For the nine months ended September 2022, please show us in detail how the amounts of the gain on discontinued operations of $521.8 million and net cash used in operating activities by discontinued operations of $435.6 million were computed. In regard to the net cash used, please explain the reason for the amounts of the material underlying components (e.g., changes in accounts receivable and accounts payable cited in the response), how they are associated with the discontinued operations and the reason they are either a provision or usage of cash.
RESPONSE: The $521.8 million gain on disposal of discontinued operations for the nine months ended September 30, 2022 was calculated as follows (in millions):

Purchase price	$2,200.0
Transaction costs	(37.1)
Net assets sold	(1,641.1)
Pre-tax gain on disposal of discontinued operations	$521.8
In preparing our 2022 annual consolidated financial statements, we identified an error primarily related to the cash flows associated with income taxes payable and other transaction related accruals in which misstatements of operating cash flows between continuing and discontinued operations occurred. The Company has amended and restated its quarterly reports on Form 10-Q for each period in 2022, including its Q3 2022 Form 10-Q, which corrected the net cash used in operating activities by discontinued operations from $435.6 million to $388.5 million. The $388.5 million of net cash used in operating activities by discontinued operations for the nine months ended September 30, 2022 was calculated as follows (in millions):

Net income from discontinued operations	$217.4
Pre-tax gain on disposal of discontinued operations	(521.8)
Deferred income taxes	(82.5)
Other non-cash adjustments	12.5
Change in trade receivables and other assets	(28.9)
Change in accounts payable and accrued expenses	(60.3)
Change in income tax accruals related to the transaction	75.1
Net cash used by operating activities - discontinued operations	$(388.5)
The primary factor that contributed to the use of operating cash flows was the approximately $304 million of income taxes paid during the period associated with the taxable gain on the sale of the ADESA U.S. physical auction business. The effective tax rate was significantly higher than the statutory rate primarily due to non-deductible goodwill recognized in the transaction. In accordance with ASC 230-10-45-17(c), the

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income taxes paid are included in the operating cash flows of discontinued operations. The change in trade receivables and other assets was a use of cash as a result of the timing of collections near the transaction date. The change in accounts payable and accrued expenses was a use of cash as a result of disbursement of funds to consignors for auctions held near the transaction date and an acceleration of certain payments near the transaction date to facilitate the transaction.
Liquidity and Capital Resources
Summary of Cash Flows, page 43
2.Refer to your response to comment 9. In the example of your intended revised disclosure you refer to noncash items. However, these do not appear to actually affect cash. Please discuss in your analysis the items that actually impact operating cash. Additionally, provide discussion regarding material underlying factors cited when it is not apparent why and the extent they impact operating cash, for example, wholesale vehicle values and timing cited in your intended revised disclosure.
RESPONSE: In future filings, the Company will remove its references to non-cash items and focus on the items that impact operating cash flows. Additionally, in future filings, the Company will provide discussion regarding material underlying factors to the extent they impact cash flows from operating activities. Please reference the below disclosure excerpt from our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on March 9, 2023 (the “2022 Form 10-K”), related to our discussion of cash flow provided by operating activities within the Summary of Cash Flows. This provides an example of how our disclosure has been updated.
Cash flow from operating activities (continuing operations) Net cash provided by operating activities (continuing operations) was $4.1 million for the year ended December 31, 2022, compared with $233.9 million for the year ended December 31, 2021. Cash provided by continuing operations for 2022 consisted primarily of cash earnings and a decrease in trade receivables and other assets, partially offset by a decrease in accounts payable and accrued expenses and the portion of contingent consideration payments classified in operating activities. Cash provided by continuing operations for 2021 consisted primarily of cash earnings and an increase in accounts payable and accrued expenses, partially offset by an increase in trade receivables and other assets. The decrease in operating cash flow was primarily attributable to changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for marketplace sales held near period-ends. Specifically, accounts payable and accrued expenses represented a $240.8 million use of cash for the year ended December 31, 2022, compared with a $143.9 million source of cash for the year ended December 31, 2021 (timing and impact of changes in wholesale vehicle values).
Cash flows from operations can be significantly impacted by changes in working capital in any given period. In addition to other items, the timing of working capital changes are impacted by AFC's operations. For the year ended December 31, 2022,

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of the $240.8 million of operating cash used for the change in accounts payable and accrued expenses, approximately $90 million related to the accounts payable and accrued expenses at AFC. The $90 million decrease in accounts payable and accrued expenses at AFC was primarily the result of the changes in wholesale vehicle values. In contrast, for the year ended December 31, 2021, the change in AFC's accounts payable and accrued expenses provided cash of approximately $127 million. The value of vehicles included in AFC's accounts payable at December 31, 2021 were near all-time highs compared with continuing declining values throughout 2022.
Changes in AFC’s accounts payable balance are presented in cash flows from operating activities while changes in AFC’s finance receivables are presented in cash flows from investing activities. Changes in these balances can cause variations in operating and investing cash flows.
3.The discussion in the first paragraph on page 10 of your response to comment 9 appears to be useful information in understanding changes in operating cash flows of continuing operations and supporting your contention that cash provided by operating activities is sufficient to meet your operating needs for the foreseeable future. Please consider including this in your disclosure.
RESPONSE: The Staff's observation is noted and the Company included the applicable information in its 2022 Form 10-K within the discussion of liquidity in the Working Capital subsection of Management's Discussion and Analysis of Financial Condition and Results of Operations and within the Summary of Cash Flows section.

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If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4232.

Very truly yours,

By:    /s/ Scott A. Anderson
Name:    Scott A. Anderson
Title:    Chief Accounting Officer

cc:    Charles S. Coleman
    EVP, Chief Legal Officer and Secretary